BIOLIFE SOLUTIONS, INC.

3303 Monte Villa Parkway

Bothell, Washington 98021

October 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Joseph McCann

Re:	BioLife Solutions, Inc. Registration Statement on Form S-3 Filed September 24, 2019 File No. 333-233912

Dear Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioLife Solutions, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Friday, October 4, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Roderick de Greef
Roderick de Greef
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP